Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

NOTICE TO THE MARKET

São Paulo, September 5, 2023 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) hereby announces to its shareholders and to the market, according to the terms of article 157, paragraph 4, of Law No. 6,404, of December 15th, 1976, as amended (“Brazilian Corporate Law”), and to the Brazilian Securities Commission (“CVM”) Resolution No. 44, of August 23, 2021, as amended, that, at the meeting of the Company's Board of Directors held on September 5, 2023 (“RCA”), was approved the 10th (tenth) issuance of common debentures, non-convertible into shares, unsecured, in single series, by the Company ("Debentures"), in the total amount of R$ 2,000,000,000.00 (two billion Reais) (“Issuance”), which will be object of public offering distribution, according to the automatic distribution registration procedure, pursuant to Law No. 6,385, of December 7, 1976, as amended (“Law 6,385”), of CVM Resolution No. 160, of July 13, 2022, as amended (“CVM Resolution No. 160”) and other applicable legal and regulatory provisions (“Offer”).

The Debentures will meet the requirements of article 2 of Law No. 12,431, of June 24, 2011, as amended ("Law 12,431"), so that its holders may be entitled to tax benefits in the form of law.

The net proceeds obtained by the Company from the Issuance shall be fully destined to investments related to power generation under the Cerrado Project, considered priorities according to the terms of the article 2 of Law 12,431, of Decree No. 8,874, of October 11, 2016 and the Ordinance of the Ministry of Mines and Energy No. 1,437, of June 2, 2022, published in the Federal Official Gazette (Diário Oficial da União) on June 6, 2022.

Notwithstanding the approval within the RCA, it is emphasized that the Offering placement and, consequently, the payment of the Debentures, is subject to, among other factors, market conditions, and compliance with the applicable contractual, regulatory and normative requirements.

The minutes of the Company's Board of Directors Meeting that approved the terms and conditions of the Debentures and of the Issuance, in accordance of the provisions of the article 59, paragraph 1, of Brazilian Corporate Law, are available for consultation on the Company's website (https://ri.suzano.com.br/Portuguese/home/default.aspx) and CVM’s website (www.cvm.gov.br).

The Company will keep the market and its shareholders informed about the development of the Issuance and the Offering. This Notice to the Market exclusively informative in nature, under the terms of the regulations in force, and does not constitute nor should be interpreted as any effort to sell the Debentures. The securities mentioned in this Notice to the Market will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

São Paulo, September 5, 2023.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer